On November 20, 2015, NASDAQ Listing Qualifications staff (Staff) notified 6D Global Technologies, Inc. (Company) that it determined to delist the Company based on Rule 5101. On November 25, 2016, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on January 21, 2016. On March 24, 2016, the Panel issued a decision that affirmed Staffs determination to delist the Company. On April 8, 2016, the Company exercised its right to appeal the March 24, 2016 Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On June 16, 2016, the Council issued a decision that affirmed the March 24, 2016 Panel decision to delist the Companys securities. On November 28, 2016, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825.